# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplitude, Inc., CIK 0001866692
CUSIP: 03213A104
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 Third Street, Suite 200, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 02/20/2025
Amends the filing with accession number 0001193125-22-217407
Filed by CIK 0001607841
Persons authorized to receive notices and communications: Roelof Botha, 2800 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 854-3927

## Reporting persons
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,554,932; sole dispositive power 0; shared dispositive power 2,554,932; aggregate amount beneficially owned 2,554,932 (2.6% of the class)
- SEQUOIA CAPITAL U.S. GROWTH FUND VIII, L.P. ("SEQUOIA CAPITAL U.S. GROWTH FUND VIII"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,869,459; sole dispositive power 0; shared dispositive power 4,869,459; aggregate amount beneficially owned 4,869,459 (4.8% of the class)
- SEQUOIA CAPITAL U.S. VENTURE 2010 -SEED FUND, L.P. ("USV 2010 -SEED"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 235,201; sole dispositive power 0; shared dispositive power 235,201; aggregate amount beneficially owned 235,201 (0.2% of the class)
- SEQUOIA CAPITAL U.S. GROWTH FUND IX, L.P. ("SEQUOIA CAPITAL U.S. GROWTH FUND IX"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,225,077; sole dispositive power 0; shared dispositive power 2,225,077; aggregate amount beneficially owned 2,225,077 (2.3% of the class)
- SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX, L.P. ("SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 95,885; sole dispositive power 0; shared dispositive power 95,885; aggregate amount beneficially owned 95,885 (0.1% of the class)
- SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND, L.P. ("SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 242,788; sole dispositive power 0; shared dispositive power 242,788; aggregate amount beneficially owned 242,788 (0.3% of the class)
- SCGGF III -ENDURANCE PARTNERS MANAGEMENT, L.P. ("SCGGF III-ENDURANCE PARTNERS MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,554,932; sole dispositive power 0; shared dispositive power 2,554,932; aggregate amount beneficially owned 2,554,932 (2.6% of the class)
- SC U.S. GROWTH VIII MANAGEMENT, L.P. ("SC U.S. GROWTH VIII MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,869,459; sole dispositive power 0; shared dispositive power 4,869,459; aggregate amount beneficially owned 4,869,459 (4.8% of the class)
- SC U.S. VENTURE 2010 MANAGEMENT, L.P. ("USV 2010 MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 235,201; sole dispositive power 0; shared dispositive power 235,201; aggregate amount beneficially owned 235,201 (0.2% of the class)
- SC U.S. GROWTH IX MANAGEMENT, L.P. ("SC U.S. GROWTH IX MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,563,750; sole dispositive power 0; shared dispositive power 2,563,750; aggregate amount beneficially owned 2,563,750 (2.7% of the class)
- SC US (TTGP), LTD. ("SC US (TTGP)") (CIK 0001607841): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 10,223,342; sole dispositive power 0; shared dispositive power 10,223,342; aggregate amount beneficially owned 10,223,342 (9.9% of the class)
- DOUGLAS LEONE ("DL"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,554,932; sole dispositive power 0; shared dispositive power 2,554,932; aggregate amount beneficially owned 2,554,932 (2.6% of the class)
- ROELOF BOTHA ("RB"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,554,932; sole dispositive power 0; shared dispositive power 2,554,932; aggregate amount beneficially owned 2,554,932 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Amplitude, Inc.
Address of issuer's principal executive offices: 201 Third Street, Suite 200, San Francisco, California (CA), 94103
Comment: Except as set forth in this Amendment No. 5, the initial Schedule 13D filed on March 7, 2022, as amended by Amendment No. 1 thereto on May 2, 2022, Amendment No. 2 thereto on August 10, 2022, Amendment No. 3 thereto on February 22, 2023 and Amendment No. 4 thereto filed on November 14, 2023 (collectively, the "Original 13D") remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits. This Amendment No. 5 is being filed solely due to a change in the aggregate number of securities of the Issuer outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of Class A Common Stock and Class B Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 96,317,761 shares of Class A Common Stock stated to be outstanding as of February 13, 2025, as reported in the Company's 10-K filed with the Securities and Exchange Commission on February 20, 2025. The Reporting Persons may be deemed to beneficially own an aggregate of 2,798,951 shares of Class A Common Stock and 7,424,391 shares of Class B Common Stock, which constitutes approximately 9.9% of the Company's Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,554,932 shares of Class B Common Stock, which represents approximately 2.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act. RB and DL are the managing members of SC GGF III. RB and DL disclaim beneficial ownerships of all such shares except to the extent of their individual pecuniary interest therein.

Sequoia Capital U.S. Growth Fund VIII beneficially owns 4,869,459 shares of Class B Common Stock, which represents approximately 4.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

USV 2010-SEED beneficially owns 235,201 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund IX beneficially owns 2,225,077 shares of Class A Common Stock, which represents approximately 2.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Partners Fund IX beneficially owns 95,885 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth IX Principals Fund beneficially owns 242,788 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 2,554,932 shares of Class B Common Stock, which represents approximately 2.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VIII Management, as the general partner of Sequoia Capital U.S. Growth Fund VIII, may be deemed to beneficially own an aggregate of 4,869,459 shares of Class B Common Stock, which represents approximately 4.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

USV 2010 Management, as the general partner of USV 2010-SEED, may be deemed to beneficially own an aggregate of 235,201 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth IX Management, as the general partner of each of Sequoia Capital U.S. Growth Fund IX, Sequoia Capital U.S. Growth Partners Fund IX and Sequoia Capital U.S. Growth IX Principals Fund, may be deemed to beneficially own an aggregate of 2,563,750 shares of Class A Common Stock, which represents approximately 2.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of each of SC GGF III Management, SC U.S. Growth VIII Management, USV 2010 Management and SC U.S. Growth IX Management, may be deemed to beneficially own an aggregate of an aggregate of 2,798,951 shares of Class A Common Stock and 7,424,391 shares of Class B Common Stock, which represents approximately 9.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Class A Common Stock and Class B Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in Item 3 above and in this Item 5(c), the Reporting Persons have not effected any transactions in the Class A Common Stock and Class B Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SEQUOIA CAPITAL U.S. GROWTH FUND VIII, L.P. ("SEQUOIA CAPITAL U.S. GROWTH FUND VIII"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SEQUOIA CAPITAL U.S. VENTURE 2010 -SEED FUND, L.P. ("USV 2010 -SEED"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SEQUOIA CAPITAL U.S. GROWTH FUND IX, L.P. ("SEQUOIA CAPITAL U.S. GROWTH FUND IX"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX, L.P. ("SEQUOIA CAPITAL U.S. GROWTH PARTNERS FUND IX"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND, L.P. ("SEQUOIA CAPITAL U.S. GROWTH IX PRINCIPALS FUND"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SCGGF III -ENDURANCE PARTNERS MANAGEMENT, L.P. ("SCGGF III-ENDURANCE PARTNERS MANAGEMENT"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SC U.S. GROWTH VIII MANAGEMENT, L.P. ("SC U.S. GROWTH VIII MANAGEMENT"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SC U.S. VENTURE 2010 MANAGEMENT, L.P. ("USV 2010 MANAGEMENT"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SC U.S. GROWTH IX MANAGEMENT, L.P. ("SC U.S. GROWTH IX MANAGEMENT"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- SC US (TTGP), LTD. ("SC US (TTGP)"): Roelof Botha, Roelof Botha, Director (02/25/2025)
- DOUGLAS LEONE ("DL"): Douglas Leone, Douglas Leone (02/25/2025)
- ROELOF BOTHA ("RB"): Roelof Botha, Roelof Botha (02/25/2025)